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PROSPECTUS SUPPLEMENT                                 Document is copied.
(TO PROSPECTUS DATED MARCH 27, 1998             FILED PURSUANT TO RULE 424(b)(3)
                                                   REGISTRATION NO. 333-14859

                          WESTERN WIRELESS CORPORATION
                              CLASS A COMMON STOCK
                            (NO PAR VALUE PER SHARE)
                   10-1/2% SENIOR SUBORDINATED NOTES DUE 2006
                   10-1/2% SENIOR SUBORDINATED NOTES DUE 2007

        This prospectus supplement relates to the offers and sales by Goldman, Sachs & Co., Spear Leeds & Kellogg, L.P. and their broker-dealer subsidiaries of the Class A Common Stock (the "Common Stock") and the 10-1/2% Senior Subordinated Notes due 2006 and the 10-1/2% Senior Subordinated Notes due 2007 (together, the "Notes") of Western Wireless Corporation (the "Company").

        This prospectus supplement should be read in conjunction with the prospectus dated March 27, 1998, which is to be delivered with this prospectus supplement. All capitalized terms used but not defined in this prospectus supplement shall have the meanings given them in the prospectus.

        The information in the section appearing under the heading "Plan of Distribution" in the prospectus is replaced and superceded by the information appearing in text below:

                              PLAN OF DISTRIBUTION

        This prospectus may be used by Goldman Sachs, Spear Leeds & Kellogg, L.P. ("Spear Leeds") and other broker-dealer subsidiaries of Spear Leeds (the "Goldman Entities") in connection with offers and sales related to market-making transactions in the shares of Class A Common Stock, the 2006 Notes and the Exchange Notes effected from time to time. The Goldman Entities may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties when they act as agent for both such parties. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices.

        The Goldman Sachs Group, L.P. may be deemed to be the owner of 12,099,029 shares of the Company's Class B Common Stock, which such shares consist of (i) 11,096,078 shares held of record by GS Capital Partners, L.P. ("GS Capital"), (ii) 580,813 shares held of record by Stone Street Fund 1992, L.P. ("Stone Street"), (iii) 337,163 shares held of record by Bridge Street Fund 1992, L.P. ("Bridge Street") and (iv) 84,975 shares held of record by The Goldman Sachs Group, L.P. ("GS Group," and, with GS Capital, Stone Street and Bridge Street, the "Goldman Sachs Entities"). Each of GS Capital, Stone Street and Bridge Street is an investment limited partnership, the general partner, the managing general partner or the managing partner of which is an affiliate of GS Group. GS Group disclaims beneficial ownership of shares held by such investment partnerships to the extent partnership interests in such partnerships are held by persons other than GS Group or its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. The shares above do not include (i) shares of Class A Common Stock owned by Goldman Sachs which were acquired in the ordinary course of market-making transactions, or (ii) shares of Class A Common Stock held in client accounts for which Goldman Sachs exercises voting or investment authority, or both. GS Group disclaims beneficial ownership of the shares held in such client accounts.

        Terence M. O'Toole, a Managing Director of Goldman Sachs, has been a director of the Company since its formation in July 1994. Mr. O'Toole was elected a director of the Company pursuant to a shareholders agreement among the Goldman Sachs Entities, Hellman & Friedman and certain of its affiliates (the "Hellman & Friedman Entities"), John W. Stanton, Chairman and Chief Executive Officer of the Company, and Theresa E. Gillespie, Senior Vice President of the Company, and certain of their affiliates (collectively, the "Stanton Entities"), and Providence Media Partners L.P. ("Providence"). Such agreement provides that the parties thereto will vote their shares of common stock of the Company in favor of the election as directors of the Company the Chief Executive Officer of the Company, one person designated by John W. Stanton and Providence, one person designated by Goldman Sachs, two persons designated by the Hellman & Friedman Entities and one person selected by a majority of such designated persons, subject to the ownership requirements set forth in such agreement. Mr.
O'Toole was designated by Goldman Sachs pursuant thereto.

        Goldman Sachs served as a managing underwriter in the Company's May 1996 equity and debt initial public offerings, as a purchaser in its October 1997 private debt offering, and as a financial advisor with respect to the investment in the Company and one of its subsidiaries by Hutchinson Telecommunications Limited and one of its affiliates, receiving customary fees therefor.

        The Company has been advised by the Goldman Entities that, subject to applicable laws and regulations, the Goldman Entities currently intend to make a market in the shares of Class A Common Stock, the 2006 Notes and the Exchange Notes. However, they are not obligated to do so and any market-making may be interrupted or discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. There can be no assurance that an active trading market will be developed or sustained.

        The Goldman Entities may not confirm sales to any accounts over which they exercise discretionary authority without the prior specific written approval by the customer.

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        INVESTING IN THE COMMON STOCK OR THE NOTES INVOLVES A HIGH DEGREE OF
RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10 OF THE PROSPECTUS.

                           -------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

           The date of this prospectus supplement is January 17, 2001